SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 12 January, 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

Resolutions Passed at the Extraordinary General Court

All of the resolutions proposed at the Extraordinary General Court of the Bank held on 12 January 2010 were duly passed.

The Results of the voting on each resolution are as follows:

Resolution 1

To authorise Bank of Ireland to apply to become a participating institution in NAMA

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
1	341,826,290	99.87	458,296	0.13	11,284,774	353,569,360

Resolution 2

To amend Bye-laws to permit approval of certain matters by ordinary resolution

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
2	352,002,875	99.73	949,413	0.27	597,949	353,550,237

Resolution 3

To amend the Bye-laws to provide for the calling of an EGM for ordinary resolutions on 14 days notice

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3	344,572,507	97.62	8,407,925	2.38	562,976	353,543,408

Resolution 4

To authorise the calling of such an EGM on 14 days notice

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
4	344,586,203	97.62	8,406,369	2.38	552,639	353,545,211

The full text of each resolution was set out in the Governor's Letter to holders of Ordinary Stock and Notice of the Extraordinary General Court which was posted to stockholders on 18 December 2009.

Copies of these resolutions have been forwarded to the Irish Stock Exchange and the UK Listing Authority at the following locations, where they can be obtained:

The Irish Stock Exchange, 28 Anglesea Street, Dublin 2

Document Viewing Facility, The Financial Services Authority, 25 The North
Colonnade, Canary Wharf, London E14 5HS

12 January 2010

For further Information contact:

Helen Nolan, Group Secretary

Tel: + 353 1 6043400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 12 January, 2010